BYLAWS OF CURELAB VETERINARY INC.
(the "Corporation")

STOCKHOLDERS

Annual Meeting

1. A meeting of the Stockholders of the Corporation (the "Stockholders") will be held annually for the purpose of electing the directors (the "Directors") of the Corporation and for the purpose of doing other business as may come before the meeting.

2. The Corporation must hold its annual meeting within 13 months of the last annual meeting.

Special Meetings

3. Unless otherwise prescribed by statue, special meeting of the Stockholders, for any purpose or purposes, may only be called in the following ways:
   a. By a majority vote of the Board; or
   b. By the holders of stock entitled to cast in total not less than 10 percent of the votes on any issue proposed for the meeting where written requests describing the purpose of purposes for the special meeting are signed, dated, and delivered to a member of the Board or other Officer of the Corporation.

4. The Board will determine the time, place and date of any special meeting provided that, in the case of a special meeting called by the requisite percentage of Stockholders in accordance with these Bylaws, the Board will issue notice of the special meeting within 30 days of receipt of the written demand(s) by the relevant Officer of the Corporation.

Place of Meeting

5. The annual meeting or special meetings of the Stockholders may be held at any place in or out of the State of Delaware at a place to be determined at the discretion of the Board. The meeting may also be held via Remote communication.

Consent of Stockholders in Lieu of Meeting

6. Any action to be taken at any annual or special meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed b the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all stock entitled to vote on the matter were present and voted is delivered to the Corporation. Every written consent will bear the date of signature of each Stockholder who signs the consent.

Remote Communication Meetings

7. Remote communication means any electronic communication including conference telephone, video conference, or any other method or forum currently available or developed in the future

by which stockholders not present in the same physical location may simultaneously communicate with each other.

8. Where permitted under the statutes and regulations of the State of Delaware, and in the sole and reasonable discretion of the Board of Directors, a meeting of Stockholders of the Corporation may be held at a specific location or may be held by any means of remote communication.

List of Stockholders Entitled to Vote
9. The Officer who has charge of the Stock Ledger of the Corporation will prepare and make, 10 to 60 days prior to every meeting of the Stockholders, a complete list of Stockholders entitled to vote at the meeting along with the number of shares registered in the name of that stockholder.

Quorum
10. A Minimum of 51 percent of the stock entitled to vote, present in person or represented by proxy, will constitute a quorum entitled to take action at a meeting of Stockholders.